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Exhibit 99.2

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is management's discussion and analysis ("MD&A") of DragonWave Inc.'s consolidated results of operations and financial condition for the three and twelve months ended February 28, 2015. This MD&A should be read in conjunction with our audited consolidated financial statements and corresponding notes for the three and twelve months ended February 28, 2015 and our Annual Information Form for the year ended February 28, 2015 (the "AIF") filed on SEDAR at www.sedar.com (SEDAR) and on EDGAR at www.sec.gov/edgar/searchedgar/companysearch.html (EDGAR) as an exhibit to our Annual Report on Form 20-F for the year ended February 28, 2015. Our audited consolidated financial statements and corresponding notes for the three and twelve months ended February 28, 2015 are available on SEDAR and EDGAR.

        Our consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP) and are reported in United States dollars (USD). The information contained in this MD&A is dated as of May 12, 2015 and is current to that date, unless otherwise stated. Our fiscal year commences on March 1 of each year and ends on the last day of February of the following year.

        In this document, unless the context requires otherwise, "we", "us", "our", the "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its direct and indirect subsidiaries. The contents of this MD&A have been approved by our Board of Directors, on the recommendation of its Audit Committee.

        We refer to both Nokia Solutions and Networks and its predecessor business Nokia Siemens Networks as "Nokia" in this MD&A. Nokia is a trademark of Nokia Corporation or its affiliates.

        Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in USD.

Forward-Looking Statements

        This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements that are reporting results or statements of historical fact, are forward-looking statements which involve assumptions and describe our future plans, strategies and expectations. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations of these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding: our strategic plans and objectives; growth strategy; customer diversification and expansion initiatives; our expectations with respect to our relationships with channel partners; our expectations with respect to end-customer demand for our products; our expectations regarding the development of our target markets; and our plans, objectives and targets for operating cost reductions, revenue growth and margin performance. There can be no assurance that forward-looking statements will prove to be accurate and actual results or outcomes could differ materially from those expressed or implied in such statements. Important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements are set forth in this MD&A under the heading "Risks and Uncertainties". Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this MD&A and we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Risks and Uncertainties

        We are exposed to risks and uncertainties in our business, including the risk factors set forth below:

  •
  our ability to maintain and grow our relationships with channel partners, including Nokia;

  •
  our reliance on a small number of customers for a large percentage of revenue;

  •
  intense competition from several competitors;

  •
  competition from indirect competitors;

  •
  our history of losses;

  •
  our ability to implement our ongoing program of operating cost reductions;

  •
  our dependence on our credit facilities;

  •
  our dependence on our ability to develop new products, enhance existing products and execute roll-outs on a basis that meets customer requirements;

  •
  our ability to successfully manage our resources;

  •
  our dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel;

  •
  quarterly and annual revenue and operating results that are difficult to predict and can fluctuate substantially;

  •
  a lengthy and variable sales cycle;

  •
  our reliance on suppliers, including outsourced manufacturing, third party component suppliers and suppliers of outsourced services;

  •
  our ability to manage the risks related to increasingly complex engagements with channel partners and end-customers;

  •
  pressure on our pricing models from existing and potential customers and as a result of competition;

  •
  our exposure to credit risk for accounts receivable;

  •
  our dependence on the development and growth of the market for high-capacity wireless communications services;

  •
  the allocation of radio spectrum and regulatory approvals for our products;

  •
  the ability of our customers to secure a license for applicable radio spectrum;

  •
  changes in government regulation or industry standards that may limit the potential market for our products;

  •
  currency fluctuations;

  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;

  •
  risks associated with software licensed by us;

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  a change in our tax status or assessment by domestic or foreign tax authorities;

  •
  exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;

  •
  product defects, product liability claims, and health and safety risks relating to wireless products;

  •
  the impact that general economic weakness and volatility may be having on our customers;

  •
  disruption resulting from economic and geopolitical uncertainty;

  •
  risks associated with our outstanding warrants and the impact that the terms of such warrants may have on our ability to raise capital and undertake certain business transactions;

  •
  risks associated with possible loss of our foreign private issuer status; and

  •
  risks and expenses associated with our common shares, including large fluctuations in the trading price of our common shares, and being a public company.

        In our most recent fiscal year ended on February 28, 2015, approximately 53 percent of our sales were through the Nokia channel. Recent developments within Nokia, including Nokia's introduction of a multi-vendor microwave ecosystem and Nokia's proposed combination with Alcatel-Lucent, have increased uncertainty for the future of this channel. See "Relationship with Nokia".

        Also see the discussion under "Liquidity and Capital Resources — Liquidity Discussion" in this MD&A, as well as the discussion under "Risk Factors" contained in our most recently filed AIF.

        Any of the risks referred to above could cause actual results or outcomes to differ materially from those discussed in forward-looking statements. Although we have attempted to identify important factors that could cause our actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Ongoing global economic uncertainty could impact forward-looking statements contained in this MD&A in an unpredictable and possibly detrimental manner. In light of these risks and uncertainties, the forward-looking events described in this MD&A might not occur or might not occur when stated.

Non-GAAP Performances Measures

        Readers are cautioned that this MD&A contains certain information that is not consistent with financial measures prescribed under GAAP. See discussion below under "Use of Non-GAAP Performance Measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED FINANCIAL INFORMATION

	Three Months Ended			Year Ended
	February 28, 2015	February 28, 2014	February 28, 2013	February 28, 2015	February 28, 2014	February 28, 2013
REVENUE	43,742	17,857	28,294	157,766	90,011	123,877
Cost of sales before inventory provisions	34,058	14,742	26,055	127,001	78,270	100,933

Gross profit before inventory provisions (note 1)	9,684	3,115	2,239	30,765	11,741	22,944

	22.1%	17.4%	7.9%	19.5%	13.0%	18.5%
Inventory provisions	1,187	526	752	2,771	1,078	3,443

Gross profit	8,497	2,589	1,487	27,994	10,663	19,501

	19.4%	14.5%	5.3%	17.7%	11.8%	15.7%
EXPENSES
Research and development	3,766	4,863	7,713	16,812	19,948	34,020
Selling and marketing	3,745	3,165	4,138	13,975	13,201	16,088
General and administrative	3,793	3,762	6,600	16,930	17,087	26,601

	11,304	11,790	18,451	47,717	50,236	76,709

Loss before other items	(2,807)	(9,201)	(16,964)	(19,723)	(39,573)	(57,208)
Amortization of intangible assets	(207)	(404)	(845)	(1,188)	(1,900)	(3,748)
Accretion expense	(59)	(48)	(56)	(168)	(222)	(124)
Restructuring expense	—	—	(448)	—	—	(2,085)
Interest expense	(452)	(440)	(451)	(1,557)	(1,750)	(1,662)
Impairment of intangible assets	—	—	(5,388)	—	—	(13,812)
(Loss) / Gain on change in estimate	(234)	(553)		67	2,759	6,958
Warrant issuance expenses	—	—	—	(221)	(662)	—
Gain on contract amendment	—	—	—	—	5,702	—
Gain on sale of fixed assets	—	—	—	18	—	—
Gain on purchase of business	—	—	—	—	—	19,397
Fair value adjustment — warrant liability	979	(352)	—	2,007	3,235	—
Loss on sale of assets	—	—	(2,827)	—	—	(2,827)
Foreign exchange gain (loss)	327	(311)	145	846	(1,530)	23

Net Loss before income taxes	(2,453)	(11,309)	(26,834)	(19,919)	(33,941)	(55,088)
Income tax (recovery) expense	(330)	128	428	717	398	(81)

Net Loss	(2,123)	(11,437)	(27,262)	(20,636)	(34,339)	(55,007)
Net (Income) Loss Attributable to Non-Controlling Interest	(145)	(162)	81	(884)	97	258

Net Loss applicable to shareholders	(2,268)	(11,599)	(27,181)	(21,520)	(34,242)	(54,749)
Basic & Diluted loss per share	(0.03)	(0.20)	(0.71)	(0.32)	(0.83)	(1.46)
Basic & Diluted weighted average shares outstanding	75,276,644	57,062,936	38,043,594	68,111,696	41,438,383	37,495,818

Note 1: "Gross profit before inventory provisions" is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures"

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The principal differences between the three months and years ended February 28, 2015 and February 28, 2013 are explained as follows:

  •
  In the three month period ended February 28, 2015 the most significant contributor to the increase in revenue over the same period in fiscal year 2013 was the increase in direct sales through India and through the Nokia channel. It should be noted that revenue through the Nokia channel only commenced in June of 2012. As a result, the Nokia revenue stream is only relevant to nine of the months in the year ended February 28, 2013.
  •
  Our gross profit percentage was higher in both the three and twelve months ended February 28, 2015 compared to the same periods in fiscal year 2013 because of a change in the mix of customers, and higher revenue levels which enabled us to better leverage our fixed costs of sales. In both periods, inventory provisions on older product lines reduced the gross profit percentage.
  •
  Operating expenses in the current year compared to the same period two years prior were significantly lower. The reduction primarily resulted from the termination of a services agreement with Nokia and other management actions to reduce expenses. The terminated services agreement was originally established in connection with our 2012 acquisition of Nokia's microwave products business.

        The principal differences between the three months and years ended February 28, 2015 and February 28, 2014 are explained as follows:

  •
  Revenue growth in this period can be attributed to improved sales through the Nokia channel and to increased sales to a Tier 1 carrier located in India.
  •
  The gross profit percentage improved due to decreases in material costs and decreases in overhead and repair costs.
  •
  Operating expenses decreased primarily as a result of lower depreciation and lower professional fees, bad debt expense and commodity taxes in China. These reductions were partially offset by increased spending on software and materials as well as compensation and travel. A weakened Canadian dollar ("CAD") also reduced our USD-translated operating expenses.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Consolidated Balance Sheet Data

	As at February 28, 2015	As at February 28, 2014
Assets
Current Assets
Cash and cash equivalents	23,692	18,992
Trade receivables	48,626	17,408
Inventory	24,294	30,416
Other current assets	5,834	5,909
Deferred tax asset	61	69

	102,507	72,794
Long Term Assets
Property and equipment	4,322	3,168
Deferred tax asset	1,485	1,536
Deferred financing cost	18	60
Intangible assets	794	1,635
Goodwill	11,927	11,927

	18,546	18,326

Total Assets	121,053	91,120

Liabilities
Accounts payable and accrued liabilities	40,163	29,964
Deferred revenue	830	984
Capital lease obligation	514	1,795

	41,507	32,743
Long Term Liabilities
Debt facility	32,400	15,000
Other long term liabilities	1,139	574
Warrant Liability	1,239	1,360

	34,778	16,934
Shareholders' equity
Capital stock	220,952	198,593
Contributed surplus	8,388	7,118
Deficit	(175,921)	(154,505)
Accumulated other comprehensive loss	(9,618)	(9,682)

Total Shareholder's equity	43,801	41,524
Non-controlling interests	967	(81)

Total Equity	44,768	41,443

Total Liabilities and Shareholder's equity	121,053	91,120

Shares issued and outstanding	75,290,818	58,008,746

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recently completed eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as our audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes.

        Historically, our financial results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results reflect the project nature of network installations. In addition, results may vary as a result of staffing levels, infrastructure additions required to support our operations, and material costs required to support design initiatives.

	FY14				FY15
	May 31 2013	Aug 31 2013	Nov 30 2013	Feb 28 2014	May 31 2014	Aug 31 2014	Nov 30 2014	Feb 28 2015
Revenue	24,532	25,453	22,169	17,857	28,771	37,933	47,320	43,742
Gross Profit before inventory provisions (note 1)	2,919	2,858	2,849	3,115	5,976	7,116	7,990	9,684
Gross Profit %	11.9%	11.2%	12.9%	17.4%	20.8%	18.8%	16.9%	22.1%
Inventory provisions	99	64	389	526	90	1,223	272	1,187
Gross Profit after inventory provisions	2,820	2,794	2,460	2,589	5,886	5,893	7,718	8,497
Gross Profit % after inventory provisions	11.5%	11.0%	11.1%	14.5%	20.5%	15.5%	16.3%	19.4%
Operating Expenses	13,432	12,391	12,623	11,790	12,056	12,165	12,192	11,304
Loss before other items — (gross profit less operating expenses)	(10,612)	(9,597)	(10,163)	(9,201)	(6,170)	(6,272)	(4,474)	(2,807)
Loss for the period	(6,679)	(10,601)	(5,622)	(11,599)	(6,667)	(8,410)	(3,436)	(2,123)
Net loss per share
Basic and Diluted	(0.17)	(0.28)	(0.12)	(0.20)	(0.11)	(0.14)	(0.05)	(0.03)
Weighted average number of shares outstanding
Basic & Diluted	38,059,919	38,112,887	47,329,275	57,062,936	58,194,153	63,894,060	75,254,452	75,276,644
Total Assets	104,254	89,221	98,113	91,120	86,130	110,597	120,291	121,053

Note 1: Gross profit before inventory provisions is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

Overview

        DragonWave is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is mobile network backhaul. Additional applications include leased line replacement, last mile fiber extension and enterprise networks.

        We support product lines branded under the names Horizon, Avenue and Avenue Lite, Harmony and Harmony Lite, and Harmony Eband. The key elements of our solutions include: high performance; carrier-grade availability; cost-competitiveness; support of legacy networking standards; and the availability of advanced network management and wireless network IP planning.

        The demand for our products is driven by global trends, including IP convergence and pressure on backhaul capacity caused by increased functionality of mobile devices, the shift in demand from voice to multimedia content and services, growing demand for wireless coverage, increasing numbers of subscribers, and investment in radio access network spectrum. In our target markets, network traffic is shifting from legacy TDM traffic to IP-based traffic to improve network efficiency and enable IP-based services. Principally, we target the global wireless communications service provider market and, in particular, those service providers offering high-capacity wireless communication services, including traditional cellular service providers and emerging broadband wireless access (BWA) service providers.

        We sell our products both directly and indirectly through our channel partners.

        Our direct customers are typically service providers that operate networks in large geographical areas. The sales cycle to this class of customer typically involves a trial (or trials), and typically requires nine to twelve months from first contact before orders are received, but can be longer, particularly in greenfield situations. Once the order stage is reached, a supply agreement is usually established and multiple orders are processed under one master supply agreement. Master supply agreements provide the framework for future business and do not generally include any volume commitments.

        Our channel partners are distributors, value-added resellers and OEMs (original equipment manufacturers) including system integrators and network equipment vendors. In 2012, we acquired Nokia's microwave product line, and since that time Nokia has been our principal channel partner. Nokia rebrands our Harmony product as FlexiPacket. In our fiscal year ended February 28, 2015, the Nokia channel accounted for 53% of our sales.

        We also have a 50.1% owned subsidiary, DragonWave HFCL India Private Limited ("DragonWave HFCL") to address the Indian market. Because we have a controlling interest in the subsidiary we consolidate its results. In fiscal 2015, our sales of services and locally sourced material in India flowed through DragonWave HFCL.

        We outsource most of our manufacturing and certain elements of the supply chain management and distribution functions. Outsourcing these functions allows us to focus on designing, developing, selling and supporting our products. Our research and development expenses have historically been, and will continue to be, a significant portion of our overall cost structure as we will continue to invest in new product features and new platforms to better serve the current and future needs of our customers.

        Our industry is global and highly competitive. We face competition in our target markets from two types of microwave equipment suppliers: hybrid equipment suppliers (including NEC Corporation, Alcatel-Lucent, Ericsson and Huawei) and suppliers, like us, of Ethernet equipment (including SIAE Microelettronica, Ceragon Networks Ltd. and Aviat Networks, Inc.). We also face competition from full service network integrators such as Huawei, NEC Corporation, Alcatel-Lucent and Ericsson, who have developed competing Ethernet-based products for IP networks.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Our business priorities include: managing resources to minimize cash demands; strengthening our balance sheet; maintaining our global reach while focusing on key revenue growth areas; maintaining and growing our relationships with channel partners; building on customer wins; and building toward leadership in outdoor smallcell backhaul.

        Our primary operational objective continues to be to achieve cash flow break-even from operations. To this end, we plan to focus on new revenue opportunities; continuing to optimize costs associated with manufacturing and logistics with the objective of improving gross profit performance and; closely monitoring operating expenses to ensure we maintain the leverage in our current business model.

Recent Developments

Highlights of Our Financial Results

        The following are key points on our results of operations for the fourth quarter and full year ended February 28, 2015, compared to the same periods in fiscal 2014:

  •
  Our revenue increased by $25.9 million between the fourth quarter of fiscal year 2014 and the fourth quarter of fiscal year 2015. When comparing the full year, revenue increased by $67.8 million between fiscal year 2014 and fiscal year 2015. The primary factors contributing to revenue changes are:

  •
  Growth in sales through the Nokia channel (Q4 FY2015 vs. Q4 FY2014 increase of $10.3 million; FY2015 vs. FY2014 increase of $37.0 million).

  •
  Growth in direct sales to a Tier 1 carrier located in India (Q4 FY2015 vs. Q4 FY2014 increase of $7.3 million; FY2015 vs. FY2014 increase of $26.3 million).

  •
  Increases in direct and indirect sales in North America, Europe, and the Middle East & Africa were only partially offset by smaller decreases in other regions (Q4 FY2015 vs. Q4 FY2014 net increase of $8.3 million; FY2015 vs. FY2014 net increase of $4.5 million).

  •
  Our gross profit percentage in the fourth quarter of FY2015 increased to 19.4%, compared to 14.5% in the fourth quarter of FY2014. The increased gross profit percentage relates to lower material costs and lower production and repair costs.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  Operating expenses decreased $0.5 million and $2.5 million, respectively, compared to the same three and twelve month periods in the previous fiscal year. The following table highlights the key factors contributing to the decrease.

	Q4 FY2015 vs. Q4 FY2014	Full Year FY2015 vs. Full Year FY2014
Key Drivers:
Lower depreciation on fixed assets	(0.4)	(2.4)
Lower professional fees, bad debt expense and commodity tax in China	—	(1.0)
Decreased global rental costs	(0.1)	(0.3)
Changes in spending on software and materials for prototype	(0.3)	0.5
Increased compensation related spending and travel	1.0	2.1
Other	(0.1)	0.4
Foreign exchange	(0.6)	(1.8)

	(0.5)	(2.5)

  •
  A fair value adjustment gain of $1.0 million and $2.0 million, respectively, was realized during the three and twelve month periods ended February 28, 2015, as a result of a depreciation of the warrant valuation on the remaining warrants outstanding from the public equity offerings completed in September 2013 and August 2014. This compared to a fair value adjustment loss of $0.4 million and gain of $3.2 million in the three and twelve month periods ended February 28, 2014 resulting from the September 2013 public equity offering.

  •
  Other items before taxes impacting the loss in the fourth quarter and in fiscal 2015 totaled $0.6 million and $2.2 million, respectively, and included amortization of software assets, accretion expense, interest expense, a gain on change in estimate, a gain on sale of fixed assets and a foreign exchange gain.

  •
  The net loss applicable to shareholders was $2.3 million and $21.5 million, respectively, for the three and twelve months ended February 28, 2015.

  •
  In the three and twelve month periods ended February 28, 2015 we drew an additional $5.8 million and $17.4 million respectively on our line of credit which became available to us as our accounts receivable balance increased. Our ending cash position at February 28, 2015 was $23.7 million, as compared to $29.5 million at the end of the third quarter of fiscal 2015 and $19.0 million at February 28, 2014.

New Wins

        On April 22, 2015 we announced that we had signed a Master Purchase Agreement for Technical Products and Related Services with a tier one North American carrier. This new agreement complements and expands current agreements between us and this customer. In keeping with industry norms, the agreement does not include any volume commitments; it establishes the framework for future business from this important, long-standing customer.

        On April 7, 2015 we announced that Saudi Telecom Company (STC), the largest network operator in the Kingdom of Saudi Arabia, had entered into a supply agreement for our products to support its enterprise network expansion. STC has ordered Horizon Compact+ and Harmony Enhanced high capacity microwave products in its aggressive network expansions. Our agreement with STC was made in partnership with Creative

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Telecom Company (CTC) and Waseela For Technology Consultations (Waseela), which will provide local integration services.

        We continue to pursue opportunities to expand our customer base and our sales to existing customers around the world.

Revenue Expectations — Update to Guidance During Q4

        On January 13, 2015, at the time of the release of our financial statements for the third quarter ended February 28, 2015, we announced that we anticipated fourth quarter revenue growth in the range of up to 10% over the $47.3 million revenue we achieved in the third quarter of fiscal year 2015. On March 5, 2015, we communicated updated revenue expectations of approximately $44.0 million for the quarter ended February 28, 2015. Revenue was anticipated to be lower due to uneven timing of installation services revenue, shipments that did not make the Q4 cut-off date, and delays in equipment orders. Actual revenue in Q4 decreased by $3.6 million compared to Q3 of fiscal year 2015. The primary drivers for the decrease were as follows:

Three months ended November 30, 2014	47,320
Decrease in direct sales to a Tier 1 carrier located in India	(5,056)
Decrease in sales through Nokia Channel	(3,432)
Increase in direct and indirect sales in North America	3,357
Increase in direct sales in Europe, Middle East & Africa	3,292
Other	(1,739)

(3,578)

Three months ended February 28, 2015	43,742

Relationship with Nokia

        We closed our acquisition of Nokia's microwave transport business on June 1, 2012. At the time of the acquisition we became the preferred strategic supplier of packet microwave and related products to Nokia. The integration phase for the transaction is now complete.

        On April 10, 2013 we announced a renewed framework with Nokia which included:

  •
  The settlement of a contingent receivable whereby Nokia paid us $13.8 million (balance sheet impacting only).

  •
  The termination of a services agreement with Nokia which resulted in a reduction of our accounts payable by $13.3 million.

  •
  The elimination of a capital lease obligation ($1.3 million) and corresponding assets ($0.6 million).

  •
  Our agreement to a termination fee in the amount of $8.7 million to be paid by us to Nokia in installments. As of the date of this MD&A, $4.4 million of this fee has been paid.

        The net impact to the statement of operations resulting from the renewed framework was a gain on contract amendment of $5.3 million during the year ended February 28, 2014. During the year ended February 28, 2014, we also entered into a revised agreement that reduced a capital lease obligation with Nokia associated with our operations in India by $0.4 million, which impacted the gain on contract amendment.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Over time, our relationship with Nokia has become one based on the value that each party brings to the other across diverse domains including technology collaboration, product management and customer services and support. Either party may use alternative partners or products. Nokia has recently announced the formation of a microwave ecosystem administered through its Partner Business Unit (PBU). The PBU was established to facilitate Nokia's delivery of partner products and services alongside the Nokia portfolio. We are a member of PBU's microwave ecosystem together with other microwave vendors. In April 2015, Nokia announced its proposed combination with Alcatel-Lucent (ALU), which has a vertically integrated microwave business unit. The combination is subject to regulatory approvals and other conditions.

        While Nokia has reaffirmed its commitment to partnering, both the introduction of the multi-vendor microwave ecosystem and the proposed Alcatel-Lucent combination increases uncertainty for the future of this channel. In recognition of this, we are seeking Nokia's agreement to changes to our existing contractual framework to support our cash flows and rationalize future legacy support obligations.

Adjusted Cashflow from Operations/Adjusted EBITDA

        Please note: Adjusted Cashflow from Operations/Adjusted EBITDA is a non-GAAP measure. See "Use of Non-GAAP Performance Measures".

	FY15 Q4	FY15 Q3	FY15 Q2	FY15 Q1
Revenue	43,742	47,320	37,933	28,771
Cost of Sales	35,245	39,602	32,040	22,885

Gross Profit	8,497	7,718	5,893	5,886
	19.4%	16.3%	15.5%	20.5%
Add:
Inventory Provisions	1,187	272	1,223	90

Gross profit before inventory provisions (Note 1)	9,684	7,990	7,116	5,976
	22.1%	16.9%	18.8%	20.8%
Operating Expenses	11,304	12,192	12,165	12,056
Less:
Amortization	(446)	(519)	(658)	(697)
Options Expense	(302)	(321)	(288)	(359)

	10,556	11,352	11,219	11,000

Adjusted Cashflow from Operations/Adjusted EBITDA	(872)	(3,362)	(4,103)	(5,024)

Note 1: Gross profit before inventory provisions is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

Revenue and Expenses

  Revenue

        We continue to have one reportable segment, broadband wireless backhaul equipment. The vast majority of our sales come from the shipment of equipment (as opposed to services or software) either through direct sales, sales to distributors, or through original equipment manufacturers (OEMs).

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        We also analyze our sales according to geographic region and target product development and sales strategies to meet the unique requirements of each region. Through co-operation with our channel partner, Nokia, we have visibility to the geographical location of our shipments through Nokia's various warehouses. The table below displays this information.

	Three months ended February 28, 2015				Twelve months ended February 28, 2015
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of total revenue
Canada	1,136	—	1,136	3%	4,358	—	4,358	3%
Europe	406	9,338	9,744	22%	4,484	39,734	44,218	28%
India	7,310	2,622	9,932	23%	26,291	10,854	37,145	24%
United States	8,428	—	8,428	19%	23,451	—	23,451	15%
Asia Pacific	609	663	1,272	3%	1,559	11,823	13,382	8%
Africa	1,093	4,068	5,161	12%	1,759	10,321	12,080	8%
Middle East	3,648	3,602	7,250	17%	6,311	11,412	17,723	11%
Carribean & Latin America	816	3	819	1%	5,266	143	5,409	3%

	23,446	20,296	43,742	100%	73,479	84,287	157,766	100%

        In the fiscal year ended February 28, 2014 we did not have visibility as to the geographic breakdown of sales shipped through Nokia's warehouses to the end customer. Below is the financial information available on the geographic distribution of our sales at that time.

	For the three months ended		For the year ended
	February 28, 2014		February 28, 2014
	Amount	%	Amount	%
Canada	848	5%	5,288	6%
North America (excluding Canada)	3,222	18%	19,035	21%
Europe, Middle East, and Africa (excluding Finland)	883	5%	11,330	13%
Finland	7,880	44%	38,140	42%
India	2,127	12%	9,093	10%
Other	2,897	16%	7,125	8%

Total Revenue	17,857	100%	90,011	100%

  Volume of Units Shipped

        The number of units shipped has increased substantially over time and this trend indicates in part the ability of the logistics and operations segments of the business to scale our manufacturing and shipping capacity to larger volume levels. It also indicates the significant downward pricing pressure experienced by our business.

	FY2015	FY2014	FY2013	FY2012	FY2011
Revenue	$157,766	$90,011	$123,877	$45,656	$118,010
Number of Units (Links) shipped	42,860	26,652	25,465	4,100	10,117

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Cost of Sales and Expenses

        A large component of our cost of sales is the cost of products purchased from outsourced manufacturers. Final testing and assembly for the links sold by us is carried out both at our premises and at the premises of our contract manufacturers. Additional costs for logistics and warranty activities are included in cost of sales. We use the services of a number of outsourced contract manufacturers with locations in Germany, China and Malaysia.

        Research and development ("R&D") costs relate mainly to the compensation of our engineering group and the material consumption associated with prototyping activities.

        Sales and marketing ("S&M") expenses include the remuneration of sales staff, travel and trade show activities and customer support services.

        General and administrative ("G&A") expenses relate to the remuneration of related personnel, professional fees associated with tax, accounting and legal advice, and insurance costs.

        Occupancy and information systems costs are related to our leasing costs and communications networks and are accumulated and allocated, based on headcount, to all functional areas in our business.

  Additional Investment in DragonWave HFCL India Private Limited.

        During the year ended February 28, 2014 we contributed an additional $0.2 million to DragonWave HFCL India Private Limited, in the form of a capital contribution. Subsequent to year end, the non-controlling shareholder which owns 49.9% of the subsidiary contributed its portion of the capital contribution.

Comparison of the three months and twelve months ended February 28, 2015 and February 28, 2014

Revenue

Three Months Ended			Twelve Months Ended
February 28, 2015	February 28, 2014	Variance	February 28, 2015	February 28, 2014	Variance
$	$	$	$	$	$
43,742	17,857	25,885	157,766	90,011	67,755

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The two main factors which led to the increase in revenue when compared to the prior year period were (1) an increase in sales through the Nokia channel and (2) a key account win with Reliance Jio in India. We saw increases in direct sales to North America, Europe, and the Middle East resulting from project-based deployments.

	Three months ended	Twelve months ended
Revenue ended February 28, 2014	17,857	90,011
Growth in sales through Nokia Channel	10,289	36,971
Growth in direct sales to a Tier 1 carrier located in India	7,310	26,291
Increase in direct and indirect sales in North America	6,527	4,201
Increase in direct sales in Europe, Middle East & Africa	3,581	1,559
Other	(1,822)	(1,267)

Total Change	25,885	67,755

Revenue ended February 28, 2015	$43,742	$157,766

Gross Profit

	Three Months Ended			Twelve Months Ended
	February 28, 2015	February 28, 2014	Variance	February 28, 2015	February 28, 2014	Variance
	$	$	$	$	$	$
Gross Profit before inventory provisions	9,684	3,115	6,569	30,765	11,741	19,024
(Note)	22.1%	17.4%	4.7%	19.5%	13.0%	6.5%
Inventory provisions	1,187	526	661	2,771	1,078	1,693
Gross Profit	8,497	2,589	5,908	27,994	10,663	17,331
	19.4%	14.5%	4.9%	17.7%	11.8%	5.9%

Note: Gross profit before inventory provision is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

        Our gross profit percentage improved relative to the previous year in both the three and twelve month periods ended February 28, 2015. This improvement relates to lower material costs, lower overhead costs driven by the increased focus on outsourcing and warehousing changes and reduced warranty costs. These changes were offset by inventory provisions in the three and twelve months ended February 28, 2015 of $1.2 million and $2.8 million respectively. The inventory provisions were taken on older product platforms as customers continue the rapid adoption of our higher capacity products. The increase in total sales volume also resulted in an increase in our gross profit. We continue to actively pursue additional gross profit improvements through better material costs and more favourable logistics performance.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Expenses

  The Impact of Foreign Exchange ("FX") on Operating Expenses

        Operating expenses include compensation costs, professional fees and consulting services paid in local currencies. We pay for expenses in a variety of currencies most notably Canadian dollars. The following table breaks down the composition of our operating expense disbursements by currency.

        During the fiscal year ended February 28, 2015, the Canadian dollar weakened relative to the U.S dollar, and as a result expenses paid for in Canadian dollars when translated to U.S. dollars are lower. The table below highlights the change in the foreign exchange rates used to translate Canadian dollars to United States dollars in operating expenses.

			CAD to USD
Operating expenses by Currency			FY2014 Average	FY2015 Average
					% change
CAD	48%	Q1	0.983	0.907	8%
USD	19%	Q2	0.963	0.924	4%
CNY	16%	Q3	0.958	0.898	6%
EUR	6%	Q4	0.928	0.843	9%
Other	11%

	100%	Yearly Average	0.958	0.893	7%

Research and Development ("R&D")

Three Months Ended			Twelve Months Ended
February 28, 2015	February 28, 2014	Variance	February 28, 2015	February 28, 2014	Variance
$	$	$	$	$	$
3,766	4,863	(1,097)	16,812	19,948	(3,136)

        Depreciation expense levels are lower than they were in the previous year because spending on R&D test equipment has been limited for the past two years. A favourable commodity tax ruling in China also resulted in lower expenses (approximately $0.5 million for the fiscal year ended February 28, 2015) for our R&D organization, and spending on external contractors has decreased as well. The impact of a weakened Canadian dollar reduced our United States dollar denominated expenses by $0.5 million in fiscal year 2015.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Changes to R&D Expense in USD Millions:

	Q4 FY2015 vs. Q4 FY2014	Full Year FY2015 vs. Full Year FY2014
Key Drivers:
Lower depreciation on fixed assets	(0.5)	(2.5)
Lower external contractor costs, and commodity tax in China	(0.4)	(1.3)
Occupancy costs and rental fees (new location in China in Q4)	(0.1)	—
Changes in spending on software and materials for prototype	(0.1)	0.2
Increased compensation related spending and travel	0.4	0.7
Other (including government subsidy in China in Q4)	(0.2)	0.2
Foreign exchange	(0.2)	(0.4)

	(1.1)	(3.1)

Sales and Marketing ("S&M")

Three Months Ended			Twelve Months Ended
February 28, 2015	February 28, 2014	Variance	February 28, 2015	February 28, 2014	Variance
$	$	$	$	$	$
3,745	3,165	580	13,975	13,201	774

        The S&M organization, which includes marketing, product line management, customer service and sales, grew between the fourth quarter of fiscal year 2014 and the fourth quarter of fiscal year 2015. We continue to adjust these teams internationally to meet the regional requirements of our customer base.

Changes to S&M expense in USD Millions:

	Q4 FY2015 vs. Q4 FY2014	Full Year FY2015 vs. Full Year FY2014
Key Drivers:
Variable compensation — corresponding to increase in sales	0.3	0.3
Compensation related spending — growth primarily outside of Canada	0.2	0.5
Trial equipment write off	0.2	0.2
Travel, professional fees and other	0.1	0.3
Foreign exchange	(0.2)	(0.5)

	0.6	0.8

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

General and Administrative ("G&A")

Three Months Ended			Twelve Months Ended
February 28, 2015	February 28, 2014	Variance	February 28, 2015	February 28, 2014	Variance
$	$	$	$	$	$
3,793	3,762	31	16,930	17,087	(157)

        G&A expenses include Finance, HR, the Executive office, as well as the portion of the costs of the Operations organization which do not flow directly into Cost of Goods sold. The table below shows that growth in a number of areas has been offset by the impact of the foreign currency translation of the largely Canadian expense base.

Changes to G&A Expenses in USD Millions:

	Q4 FY2015 vs. Q4 FY2014	Full Year FY2015 vs. Full Year FY2014
Key Drivers:
Operations & warehouse spending (portion not in COGS)	0.1	(0.4)
Rental fees and occupancy costs	(0.1)	(0.4)
Professional fees & bad debt expense	0.5	0.3
Compensation related spending	0.1	0.4
DragonWave HFCL (India) higher spending	(0.1)	0.2
Travel expenses	—	0.3
IT infrastructure and software costs	(0.3)	0.3
Foreign exchange	(0.2)	(0.9)

	—	(0.2)

Amortization of Intangible Assets

	Three Months Ended			Twelve Months Ended
	February 28, 2015	February 28, 2014	Variance	February 28, 2015	February 28, 2014	Variance
	$	$	$	$	$	$
Amortization of Nokia intangible — favourable AR terms	—	—	—	—	598	(598)
Amortization of computer software & infrastructure software	207	404	(197)	1,188	1,302	(114)

	207	404	(197)	1,188	1,900	(712)

        The amortization of software is decreasing slightly as the net book value of intangible assets including Infrastructure Systems Software and Computer Software is reduced. During the twelve months ended February 28, 2014, we fully amortized the remaining balance associated with favourable Accounts Receivable terms which was an intangible asset acquired as part of our acquisition of Nokia's microwave transport business.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Accretion Expense

Three Months Ended			Twelve Months Ended
February 28, 2015	February 28, 2014	Variance	February 28, 2015	February 28, 2014	Variance
$	$	$	$	$	$
59	48	11	168	222	(54)

        During the three and twelve months ended February 28, 2015 we incurred accretion expenses associated with the termination liability in connection with the termination of a services agreement with Nokia discussed above under "Relationship with Nokia" and a smaller portion associated with capital leases. The accretion expense in both the three and twelve months ended February 28, 2014 relates to capital leases which we acquired as part of our acquisition of Nokia's microwave transport business.

Interest Expense

	Three Months Ended			Twelve Months Ended
	February 28, 2015	February 28, 2014	Variance	February 28, 2015	February 28, 2014	Variance
	$	$	$	$	$	$
Amortization of deferred financing costs	14	138	(124)	187	622	(435)
Interest on the Debt	470	259	211	1,401	1,016	385
Other	(32)	43	(75)	(31)	112	(143)

	452	440	12	1,557	1,750	(193)

        We have a credit line available to us of $40.0 million plus $4.0 million for letters of credit and foreign exchange facilities. The credit line will expire on June 1, 2016.

        As of February 28, 2015, $32.4 million is outstanding on the line of credit and $1.9 million against its letter of credit facility. As of the date of this MD&A, no additional funds have been drawn down on the line of credit. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. During the three and twelve months ended February 28, 2015 the weighted average debt outstanding was $27.9 million and $20.3 million, respectively (three months and twelve months ended February 28, 2014 — $15.0 million). We capitalized the fees associated with the creation and renegotiation of the line and are amortizing those costs over the life of the facility.

(Loss) / Gain on Change in Estimate

Three Months Ended			Twelve Months Ended
February 28, 2015	February 28, 2014	Variance	February 28, 2015	February 28, 2014	Variance
$	$	$	$	$	$
(234)	(553)	319	67	2,759	(2,692)

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        There are three factors contributing to the (loss)/gain on change in estimate during the three and twelve months ended February 28, 2015:

  •
  In the fourth quarter of fiscal year 2015, we reduced the estimated receivable related to the disposition of DragonWave Ltd. (Israel); this estimate change had a ($52 thousand) impact on the Statement of Operations (Q4 FY2014 impact of ($0.6 million)).

  •
  In the fourth quarter of fiscal year 2015, we increased the value of product related accrued liabilities by ($0.2 million) estimated at the time of the acquisition of Nokia's microwave transport (fiscal year 2014 — we reduced the liability by $2.7 million).

  •
  In the twelve months ended February 28, 2015 we reduced the termination liability for the Italian services agreement which created a gain of $0.3 million (fiscal year 2014 — gain of $0.3 million).

        In the twelve months ended February 28, 2014 we also changed the estimate of our Israeli lease liability which created a gain of $0.3 million.

Gain on Contract Amendment

Three Months Ended			Twelve Months Ended
February 28, 2015	February 28, 2014	Variance	February 28, 2015	February 28, 2014	Variance
$	$	$	$	$	$
—	—	—	—	5,702	(5,702)

        As described in the section entitled "Relationship with Nokia", a number of factors make up the gain on contract amendment in the previous fiscal year. The following table breaks down those elements, in USD millions:

FY2014
Reduction in an Indian capital lease obligation	(0.4)
Reduction in accounts payable balance	(13.3)
Reduction in capital assets	0.6
Elimination of the capital lease obligation	(1.3)
Recognition of the termination fee	8.7

Gain on Contract Amendment	(5.7)

Warrant Issuance Costs

Three Months Ended			Twelve Months Ended
February 28, 2015	February 28, 2014	Variance	February 28, 2015	February 28, 2014	Variance
$	$	$	$	$	$
—	—	—	(221)	(662)	441

        On August 1, 2014 we completed an equity offering which included the issuance of warrants. Of the total equity issuance costs of $2.3 million, $0.2 million was attributed to the warrants specifically and expensed to our

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

consolidated statement of operations in the twelve months ended February 28, 2015. The remaining issuance costs were netted against the proceeds of the offering. Similarly, in the previous fiscal year, on September 23, 2013, we completed an equity offering, which included the issuance of warrants. A portion of the total issuance costs were also expensed to our consolidated statement of operations in the twelve months ended February 28, 2014. See "Equity Offerings and Use of Proceeds" below.

Fair Value Adjustment — Warrant Liability

Three Months Ended			Twelve Months Ended
February 28, 2015	February 28, 2014	Variance	February 28, 2015	February 28, 2014	Variance
$	$	$	$	$	$
979	(352)	1,331	2,007	3,235	(1,228)

        The warrant liability is required to be presented at its estimated fair value as at each balance sheet date. Increases or decreases in fair value of the warrants are included as a component of other income (expense) in our consolidated statement of operations. The income for the three and twelve months ended February 28, 2015 related to the warrants which were issued pursuant to the 2013 Equity Offering and the 2014 Equity Offering.

Foreign Exchange Gain (Loss)

Three Months Ended			Twelve Months Ended
February 28, 2015	February 28, 2014	Variance	February 28, 2015	February 28, 2014	Variance
$	$	$	$	$	$
327	(311)	638	846	(1,530)	2,376

        The foreign exchange gains and losses for both the three and twelve months ended February 28, 2015 resulted from the translation of foreign denominated monetary accounts and the strength of the U.S. dollar relative to foreign currencies. During the three and twelve months ended February 28, 2015 the translation of cash accounts resulted in foreign currency losses of $0.4 million and $0.9 million respectively, while the translation of foreign currency denominated liability accounts, particularly those denominated in Euro, resulted in foreign currency gains which more than offset the foreign exchange losses.

Income Taxes (Recovery) Expense

Three Months Ended			Twelve Months Ended
February 28, 2015	February 28, 2014	Variance	February 28, 2015	February 28, 2014	Variance
$	$	$	$	$	$
(330)	128	(458)	717	398	319

        The tax expense in the three and twelve months ended February 28, 2015 reflects the anticipated payment of taxes in entities which perform R&D or sales and customer support services for DragonWave internationally. It also reflects the anticipated payment of taxes in India. In fiscal year 2014 our tax expense related primarily to China. In fiscal year 2015 our tax expense relates to anticipated cash taxes payable in China and India offset by a

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

$0.4 million refund anticipated from the U.S.A. as a result of a favourable tax ruling related to fiscal year 2010. We actively seek and apply for all tax incentive programs available in these jurisdictions to minimize these expenses wherever possible.

        As at February 28, 2015, we had cumulative operating tax loss carry forwards in the following jurisdictions: Canada — $109.0 million, United States — $8.0 million and Luxembourg — $53.5 million. We also had capital loss carryforwards in the following jurisdictions: Canada — $16.3 million, and the United States — $45.5 million. In addition, we had $15.6 million of investment tax credits available to reduce future federal Canadian income taxes payable and $2.6 million available to reduce future provincial income taxes payable.

Use of Non-GAAP Performance Measures

"Gross profit before inventory provisions"

        In this MD&A we break out "Gross profit before inventory provisions" as this measure allows management to evaluate our operational performance and compare to prior periods more effectively. "Gross profit before inventory provisions" does not have any standardized meaning prescribed by GAAP, it is therefore unlikely to be comparable to similar measures presented by other issuers and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We believe that it is useful to compare gross profit results without the impact of inventory provisions, since our inventory provisions generally relate to discontinuance of products. We believe this non-GAAP measure also provides investors with a better ability to understand our operational performance. We calculate "Gross profit before inventory provisions" consistently over each fiscal period.

        The most directly comparable GAAP measure presented in our interim financial statements for the three and twelve months ended February 28, 2015 to "Gross profit before inventory provisions" is "Gross profit".

  "Adjusted Cashflow from Operations/Adjusted EBITDA"

        In this MD&A we also break out "Adjusted Cashflow from Operations" also called "Adjusted EBITDA". This measure corresponds to earnings before interest, taxes, depreciation and amortization less elements that are non-cash in nature. Because it omits non-cash items, we feel that Adjusted Cashflow from Operations /Adjusted EBITDA better represents the cash impact of the results of operations in the period. Adjusted Cashflow from Operations/Adjusted EBITDA does not have any standardized meaning prescribed by GAAP, and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. Consistent improvement in Adjusted Cashflow from Operations/Adjusted EBITDA is one of management's primary objectives. Reducing cash usage from drivers other than working capital and capital investments is an important objective for us and we believe this financial measure is therefore useful to investors in evaluating our operating performance.

        The most directly comparable GAAP measure presented in our interim financial statements for the three and twelve months ended February 28, 2015 to "Adjusted Cashflow from Operations/Adjustment EBITDA" is "Net Loss". A reconciliation of "Adjusted Cashflow from Operations/Adjusted EBITDA" to "Net Loss" is set out below.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Reconciliation of Adjusted Cashflow from Operations/Adjusted EBITDA to Net Loss

	FY15 Q4	FY15 Q3	FY15 Q2	FY15 Q1
Adjusted Cashflow from Operations/Adjusted EBITDA	(872)	(3,362)	(4,103)	(5,024)
Include the following items:
Amortization	(446)	(519)	(658)	(697)
Options expense	(302)	(321)	(288)	(359)
Inventory provisions	(1,187)	(272)	(1,223)	(90)
Amortization of intangible assets	(207)	(333)	(339)	(309)
Accretion expense	(59)	(69)	—	(40)
Interest expense	(452)	(301)	(379)	(425)
(Loss)/Gain on change in estimate	(234)	200	—	101
Gain on sale of fixed assets	—	18	—	—
Warrant issuance expenses	—	—	(221)	—
Fair value adjustment — warrant liability	979	1,880	(1,002)	150
Foreign exchange gain (loss)	327	145	253	121
Income taxes	330	(502)	(450)	(95)

Net Loss	(2,123)	(3,436)	(8,410)	(6,667)

Liquidity and Capital Resources

        The following table sets out some of the key balance sheet metrics:

	As at February 28, 2015	As at February 28, 2014
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	23,692	18,992
Working Capital	61,000	40,051
Long Term Assets	18,546	18,326
Long Term Liabilities	34,778	16,934
Working Capital Ratio	2.5 : 1	2.2 : 1
Days Sales Outstanding in accounts receivable	96 days	81 days
Inventory Turnover	6.5 times	1.9 times

        Note: Days Sales Outstanding in accounts receivable excluding a Tier 1 carrier in India were 59 days

Cash and Cash Equivalents

        As at February 28, 2015, we had $23.7 million in Cash and Cash Equivalents ("Cash"), representing a $4.7 million increase from the Cash balance at February 28, 2014.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following table explains the change in Cash during the three and twelve months ended February 28, 2015.

	Three Months Ended
		Twelve Months Ended
	February 28, 2015
		February 28, 2015
Beginning Cash Balance	29,546	18,992
Net Loss — adjusted for non cash items	(254)	(14,421)
Change in inventory (net of inventory provisions)	(2,535)	3,351
Change in accounts receivable, and other current assets	(5,253)	(31,313)
Change in accounts payable and other liabilities	(2,006)	12,584
Nokia termination liability	(1,249)	(3,286)
Change in other	424	535

Working capital changes and other changes	(10,619)	(18,129)

Capital asset acquisitions	(702)	(3,474)
Purchases of software	(73)	(347)

Cash used in investing activities	(775)	(3,821)

Change in debt facility	5,800	17,400
Capital leases	(24)	(739)
Net proceeds from the Offering	0	23,960
Other changes to equity (ESPP and issuance costs charged to warrant)	18	450

Cash provided through financing activities	5,794	41,071

Total Change in Cash	(5,854)	4,700

Ending Cash Balance	23,692	23,692

        Key points associated with the Cash decrease of $5.9 million in the fourth quarter of fiscal year 2015 include:

  •
  We borrowed a further $5.8 million against the line of credit.

  •
  Inventory levels grew slightly as a result of the lower than anticipated sales in the quarter.

  •
  Receivables, with longer payment terms than the terms we have with suppliers, grew at a greater rate than our payables.

  •
  We continued to invest in capital equipment and software required to meet capacity requirements for the recent increase in sales.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Working Capital

Changes in working capital	November 30, 2014 to February 28, 2015	February 28, 2014 to February 28, 2015
Beginning working capital balance	58,048	40,051
Cash and cash equivalents	(5,854)	4,700
Trade receivables	4,863	31,218
Inventory	1,348	(6,122)
Other current assets	355	(75)
Future income tax asset	(58)	(8)
Accounts payable and accrued liabilities	2,456	(10,199)
Deferred revenue	(163)	154
Capital lease obligation	5	1,281

Net change in working capital	2,952	20,949

Ending working capital balance	61,000	61,000

  Trade Receivables

        Our trade receivables balance increased by $31.2 million between February 28, 2014 and February 28, 2015 as a result of the increase in sales and variable payment terms of select customers. Our days sales outstanding increased to 96 days at February 28, 2015 versus 81 days at February 28, 2014. Our allowance for doubtful accounts continues to represent a small percentage of our total trade receivables outstanding (February 28, 2015 — 1.0%; February 28, 2014 — 3.0%).

        As at February 28, 2015, two customers exceeded 10% of the total receivable balance. These customers represented 37% and 34% of the trade receivables balance (February 28, 2014 — one customer represented 56% of the trade receivables balance).

        Included in G&A expenses is a nominal bad debt expense for the three month period ended February 28, 2015 and $0.2 million for the twelve month period ended February 28, 2015 (fourth quarter fiscal year 2014 — $48 thousand; full fiscal year 2014 — $0.5 million).

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Inventory

        The inventory balance decreased by $6.1 million relative to the closing balance at February 28, 2014. By product category the decreases in inventory are as follows in USD millions:

Closing inventory February 28, 2014	30.4

Decrease in Horizon Compact Plus	(2.5)
Decrease in Quantum	(2.2)
Decrease in Horizon Compact (including provision increase of $0.7 million)	(1.7)
Lower Overhead and Labour costs in inventory	(0.9)
Decrease in Antennas, peripherals and other	(0.6)
Increase in the Flexipacket product portfolio	1.8

Net Change in Inventory	(6.1)

Ending inventory at February 28, 2015	24.3

  Accounts Payable and Accrued Liabilities

        The accounts payable and accrued liabilities balance increased by $10.2 million between February 28, 2014 and February 28, 2015 primarily due to an increase in purchases tied to higher sales levels.

Debt Facility

        On January 6, 2014, we extended the credit facility with Comerica Bank and Export Development Canada which was set to mature on June 1, 2016. The revised line has been increased to $40.0 million plus $4.0 million for letters of credit and foreign exchange facilities and will expire on June 1, 2016. The new terms of the credit facility include customary terms, conditions, covenants, and representations and warranties. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. As at February 28, 2015, we had $32.4 million drawn on this facility, and in addition had utilized $1.9 million for letters of credit. Access to additional available funds is geared to future growth in accounts receivable. The credit facility is secured by a first priority charge on all of our assets and principal direct and indirect subsidiaries. Borrowing options under the credit facility include U.S. dollars, Canadian dollars and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and will be amortized over the thirty month term of the facility.

        The credit facility contains financial covenants including minimum tangible net worth requirements, holding a minimum of $10.0 million within our lenders (Comerica Bank) operating account, and minimum liquidity ratio requirements. The credit facility also imposes certain restrictions on our ability to acquire capital assets above a threshold over a trailing six month period. Certain of our assets, including accounts receivable, inventory, and equipment, are pledged as collateral for the credit facility. Upon an event of default, outstanding obligations would be immediately due and payable unless a waiver is received.

        We were in breach of one of our covenants in both March, 2014 and April, 2014. We obtained waivers for these breaches and amended the terms of the facility on May 13, 2014. We were in compliance with all covenants as at February 28, 2015.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Equity Offerings and Use of Proceeds

2014 Equity Offering

        On August 1, 2014 we completed a public equity offering (the "2014 Equity Offering"). Under the terms of the 2014 Equity Offering, we issued and sold 15,927,500 units at CAD$1.80 per unit for aggregate gross proceeds of $26.2 million (CAD$28.7 million). After deducting commissions and expenses, we realized net proceeds of $24.0 million. Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant originally entitled the holder to purchase one of our common shares at an exercise price of CAD$2.25 per share until August 1, 2016. Upon issuance, we recognized a liability in the amount of $2.6 million for the warrants.

2013 Equity Offering

        On September 23, 2013, pursuant to the public equity offering of units (the "2013 Equity Offering"), we issued 11,910,000 common shares and 8,932,500 warrants for proceeds, before deducting fees and expenses, of approximately $25.0 million. After deducting fees and expenses, we realized net proceeds of $22.4 million. The units were offered at a price of $2.10 per unit. Each unit consisted of one common share and three quarters of one warrant. Each whole warrant originally entitled the holder to purchase one common share at an exercise price of $2.70 per share until September 23, 2018, subject to certain adjustments. In connection with the 2014 Equity Offering, and pursuant to the terms of such warrants, the exercise price of the warrants issued in the 2013 Equity Offering was changed to $1.30 per share. As at September 23, 2013 we recognized a liability in the amount of $6.4 million for the warrants.

Use of Proceeds

        On August 1, 2014, pursuant to the 2014 Equity Offering, we issued 15,927,500 common shares and 7,963,750 warrants for proceeds, before deducting fees and expenses, of approximately CAD$28.7 million. After deducting fees and expenses, we realized net proceeds of $24.0 million (CAD$26.2 million).

        As previously disclosed, we planned to use the proceeds we received from the 2014 Equity Offering as follows: approximately CAD$11.5 million to strengthen our balance sheet, approximately CAD$5.7 million to fund working capital and approximately CAD$5.7 million for general corporate purposes. A portion of the aggregate net proceeds of the 2014 Equity Offering (being CAD$3.3 million) was received by us as a result of the exercise of the over-allotment option by the underwriters on August 1, 2014. As a result, the net proceeds were greater than anticipated. The additional net proceeds will be used to fund working capital.

        In our industry, a strong balance sheet (in the sense of a cushion of available cash) is attractive to customers as it demonstrates the capacity to ramp up and support higher production levels. In some longer term and larger deployments, a certain amount of cash on the balance sheet is a precondition to qualifying to supply products. To the extent we are successful in winning more business, funds allocated to strengthening our balance sheet may be reallocated to supporting higher levels of production, including purchases of component inventory to support our supply chain. Any amounts for general working capital remain unallocated and will be expended at the discretion of management.

        Although we intend to use the net proceeds from the 2014 Equity Offering for the purposes set forth above, we reserve the right to use such net proceeds for other purposes to the extent that circumstances, including unforeseen events and other sound business reasons, make such use necessary or prudent.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Reconciliation of Use of Proceeds

        The following table sets out a comparison of the intended use of proceeds disclosed in the prospectus supplement dated July 25, 2014 publicly filed in connection with the 2014 Equity Offering (other than working capital):

Intended Use of Proceeds	Estimated Amount	Actual Use of Proceeds	Actual Amount	Variances
Strengthen our balance sheet	CAD$11.5 million	Strengthen our balance sheet	CAD$11.5 million	No variances to date
General corporate purposes	CAD$5.7 million	General corporate purposes	CAD$5.7 million	No variances to date

Liquidity Discussion

        Our consolidated financial statements for the three and twelve months ended February 28, 2015 have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities in the normal course of business. We have consumed a significant amount of cash resources during the past three years, mainly attributable to material and operating expense base reductions that lagged reductions in sales volumes, and our acquisition and integration of Nokia's microwave transport business.

        We have formulated a plan to return to cashflow break-even from operations and to continue to operate as a going concern. We plan to continue utilizing our asset backed lending facilities described in the "Debt Facility" section above to finance our working capital needs.

        Some of the significant assumptions and associated risks of our plan to achieve cashflow break-even from operations include:

  •
  Achieving growth in sales including capturing new accounts;

  •
  Reducing the costs of our products to improve margin performance on hardware;

  •
  Efficiently and cost effectively expanding into new regions including India and Russia;

  •
  Continued access to debt under arrangements with our current lenders including renewal of credit line; and

  •
  Adapting to changes resulting from Nokia's creation of its PBU and microwave ecosystem and Nokia's proposed combination with ALU.

        While we believe that our assumptions are reasonable, actual events or circumstances may cause our assumptions to be incorrect and actual results may differ materially from the plan.

Commitments as at February 28, 2015

        Future minimum operating lease payments as at February 28, 2015 per fiscal year relate to leases of office and warehouse space.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        They are as follows:

		Payment due by period (Figures are in thousands of USD)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Total Operating Lease Obligations	$2,700	$1,527	$1,173	—	—

        We are subject to claims and legal actions in the normal course of our business activities. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

Outstanding Share Data

        Our common shares are listed on the Toronto Stock Exchange under the symbol DWI and on the NASDAQ under the symbol DRWI.

        Our warrants issued on August 1, 2014 in connection with the 2014 Equity Offering are traded on the Toronto Stock Exchange under the symbol DWI.WT and on the NASDAQ Global Market under the symbol DRWIW.

        The following tables show common share activity in the three and twelve months ended February 28, 2015.

Common Shares
Balance at February 28, 2014	58,008,746

Exercise of warrants	1,301,057
Public offering	15,927,500
Other	32,805

Balance at November 30, 2014	75,270,108

Other	20,710

Balance at February 28, 2015	75,290,818

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is a summary of stock option activity:

	Three and twelve months ended February 28, 2015
	Options	Weighted Average Price (CAD)
Options outstanding at February 28, 2014	3,173,321	$3.71
Granted	1,079,976	$2.11
Forfeited	(143,723)	$4.95

Options outstanding at November 30, 2014	4,109,574	$3.25

Granted	4,500	$1.07
Forfeited	(128,487)	$9.19

Options outstanding at February 28, 2015	3,985,587	$3.05

        As at February 28, 2015 the following securities were issued and outstanding: 75,290,818 common shares, options to purchase 3,985,587 common shares granted under our Share Based Compensation Plan, 80,000 restricted share units ("RSUs") granted under our Share Based Compensation Plan, and warrants exercisable for 10,052,500 common shares. The number of common shares issuable upon the exercise of the warrants is subject to adjustment in accordance with terms of the warrants.

        On March 5, 2015 we announced that we had received a notice from NASDAQ that we were not in compliance with NASDAQ's Listing Rule 5450(a)(1), as the minimum bid price of our common shares had closed below $1.00 per share for 30 consecutive business days. The notification of noncompliance has no immediate effect on the listing or trading of our common shares on the NASDAQ Global Market under the symbol "DRWI".

        As of May 8, 2015 the following securities were issued and outstanding: 75,305,761 common shares, options to purchase 3,834,757 common shares granted under our Share Based Compensation Plan, 60,000 RSUs granted under our Share Based Compensation Plan, and warrants exercisable for 10,052,500 common shares. The number of common shares issuable upon the exercise of the warrants is subject to adjustment in accordance with terms of the warrants.

Restricted Shares & Employee Share Purchase Plan

        We launched an Employee Share Purchase Plan ("ESPP") on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. We will match the employees' contribution at a rate of 25%. During the three and twelve months ended February 28, 2015 a total of 16,567 and 44,012 common shares were purchased by employees at fair market value, while we issued 4,139 and 11,003 common shares as its matching contribution, expressed net of 1,500 forfeited shares during the twelve months ended February 28, 2015. The shares we contributed will vest twelve (12) months after issuance.

        We record an expense equal to the fair value of shares granted pursuant to the ESPP over the period the shares vest. The total fair value of the shares earned during the three and twelve months ended February 28, 2015 was $3 thousand and $13 thousand (three and twelve months ended February 28, 2014 — $3 thousand and $23 thousand). The fair value of the unearned ESPP shares as at February 28, 2015 was $13 thousand

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

(February 28, 2014 — $13 thousand). The number of shares held for release, and still restricted under the ESPP at February 28, 2015 was 11,000 (February 28, 2014 — 7,305).

Restricted Share Units (RSUs)

        Pursuant to the terms of our Share Based Compensation Plan, we entered into restricted share unit agreements with certain of our independent directors. These units which were issued during July 2014 are unvested and subject to each director's continued engagement on the Board for a period of one year from the date of issuance.

        The following table sets forth the summary of RSU activity under our Share Based Compensation Plan for the three and twelve months ended February 28, 2015:

	Three and twelve months ended February 28, 2015
	RSU's	Weighted Average Price (CAD)
RSU balances at February 28, 2014	—	—
Granted	80,000	$2.15

RSU balances at November 30, 2014	80,000	$2.15

Granted	—	—

RSU balances at February 28, 2015	80,000	$2.15

        We have recognized $36 thousand and $94 thousand for the three and twelve months ended February 28, 2015 as compensation expense for restricted share units, with a corresponding credit to contributed surplus.

        There were no RSUs vested as of February 28, 2015. All RSUs will vest during the second quarter of fiscal year 2016 with the exception of 20,000 RSUs which were cancelled on April 14, 2015.

Off-Balance Sheet Arrangements

(Actual Dollars)

City	Country	Lessor	Lease Expiry	Cost per Month
Dubai	UAE	TECOM Investments FZ-LLC	November, 2015	$5,490
Luxembourg City	Luxembourg	FPS Office Center S.A.R.L.	Month to Month	$1,225
Singapore	Singapore	ARCC	February, 2016	$3,085
Ottawa (Warehouse & Operations at Terry Fox Drive and Frank Neighbor Place + Office Space at 411 Legget Drive)	Canada	Kanata Research Park	November, 2016	$118,000
Herzlyia	Israel	Margalin Holdings Ltd.	November, 2015	$2,950
Shanghai	China	Shanghai Lingang Economic Development Group	September, 2017	$21,230
New Delhi	India	WEL Intertrade Private Limited Holdings Ltd.	March, 2015	$6,300
Gurgaon	India	Pinki Bansal	Month to Month	$370

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The leases listed above are arranged at market pricing levels in all jurisdictions and the lease periods listed above represent a commitment for the time period indicated. We are actively seeking sub-lease arrangements in a number of locations as part of our efforts to reduce costs. There can be no assurance that we will secure sub-leases or that sub-lease terms will be favorable.

        On January 21, 2014, we subleased a portion of our Kanata office space and as such during the year ended February 28, 2014 we recorded net rent expense of $84 thousand, representing the present value of our estimated remaining rent expense for the duration of the lease after taking into account estimated future sublease income and deferred rent on the facility.

        We use an outsourced manufacturing model in which most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. In some cases when a product has been purchased by a contract manufacturer but not pulled on for a build after a certain amount of time, we provide a deposit against that inventory, but do not take ownership of it.

        Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders in place for raw materials and manufactured products with these contract manufacturers as well. All of this material is considered to be part of the normal production process and we take provisions against any portion of that inventory that we do not expect to be fully used based on current forecasts and projections. As mentioned previously, we would generally be responsible for the cost of the material approved to be purchased on our behalf by our contract manufacturers should those forecasts or projections change.

        As at February 28, 2015, we have provisions totaling $0.1 million on inventory held by contract manufacturers that we do not expect to be fully used.

Financial Instruments

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

Categories for financial assets and liabilities

        The following table summarizes the carrying values of our financial instruments:

	February 28, 2015	February 28, 2014
Assets held at fair value (A)	23,692	19,011
Loans and receivables (B)	49,614	19,405
Other financial liabilities (C)	71,728	44,043
Liabilities held at fair value (D)	1,239	1,360

(A)
Includes cash, cash equivalents and foreign exchange forward contracts

(B)
Includes trade receivables and other & miscellaneous receivables

(C)
Includes accounts payable, accrued liabilities, debt facility and termination fee

(D)
Warrant liability

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Fair value

        We classify our fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value.

        The September 23, 2013 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs.

        The August 1, 2014 warrant liability is classified as Level 1 as the warrants issued in the 2014 Equity Offering are traded on the Toronto Stock Exchange and on the NASDAQ Global Market.

        As at February 28, 2015 we held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Liabilities
Warrant liability	—	603	603

        As at February 28, 2014, we held the following Level 2 and Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Assets
Foreign exchange forward contracts	19	—	19
Financial Liabilities
Warrant liability	—	1,360	1,360

        A reconciliation of the Level 3 warrant liability measured at fair value for the three and twelve months ended February 28, 2015 follows:

	Three and twelve months ended February 28, 2015
	Warrants	$
Balance at February 28, 2014	3,171,000	1,360
Fair value adjustment — warrant liability	—	128
Exercise of warrants	(1,082,250)	(664)

Balance at November 30, 2014	10,052,500	824

Fair value adjustment — warrant liability	—	(221)

Balance at February 28, 2015	2,088,750	603

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Interest rate risk

        Cash, cash equivalents and our debt facility, which has interest rates with market rate fluctuations, expose us to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the three and twelve months ended February 28, 2015 was $0.4 million and $1.4 million on our cash, cash equivalents and debt facility (three and twelve months ended February 28, 2014 — expense of $0.3 million and $1.0 million respectively).

Credit risk

        In addition to trade receivables and other receivables, we are exposed to credit risk on our cash and cash equivalents in the event that our counterparties do not meet their obligations. We do not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. We minimize credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, we may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. We had no forward contracts in place at February 28, 2015 (February 28, 2014 — $1.2 million). All foreign currency gains and losses related to forward contracts are included in foreign exchange gain (loss) in the consolidated statements of operations.

        As of February 28, 2015, if the U.S. dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on our foreign denominated financial instruments would have resulted in a nominal decrease in after-tax net loss for the three and twelve months ended February 28, 2015 (three and twelve months ended February 28, 2014 — decrease of $0.1 million) with an equal and opposite effect if the U.S. dollar had depreciated 1% against all foreign currencies at February 28, 2015.

Economic Dependence

        We were dependent on three key customers with respect to revenue in the three months ended February 28, 2015. These customers represented approximately 46%, 16% and 10% of sales (three months ended February 28, 2014 — one customer represented 68%).

        In the twelve months ended February 28, 2015 we were also dependent on two key customers with respect to revenue. These customers represented approximately 53% and 16% of sales (twelve months ended February 28, 2014 — one customer represented 59%).

Controls and Procedures

        At the end of the period covered by this MD&A (such period being the three and twelve months ended February 28, 2015), an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at February 28, 2015 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer, our CEO, and principal financial officer, our CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective and that there are no material weaknesses in the Company's disclosure controls and procedures as of February 28, 2015.

        Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements filed on SEDAR on May 12, 2015, has also audited the effectiveness of our internal control over financial reporting as of February 28, 2015, as stated in their report which is included in the annual audited financial statements.

Changes in Internal Control over Financial Reporting

        During the period covered by this report, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical Accounting Policies and Estimates

Inventory

        Inventory is valued at the lower of cost and net realizable value ("NRV"). The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory.

        We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based on factors including our estimated forecast of product demand, the stage of the product life cycle and production requirements for the units in question.

        We carry inventory for the purposes of supporting our product warranty. Our standard warranty is typically between 12 and 36 months but we earn revenue by providing enhanced and extended warranty and repair service during and beyond the standard warranty period. Customer service inventory consists of both component parts and finished units.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

        We derive revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where conditions to final acceptance of the product are specified by the customer, revenue is deferred until acceptance criteria have been met.

        Our business agreements may also contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. We have determined the selling price both for the undelivered items and the delivered items using ESP.

        We generate revenue through direct sales and sales to distributors. We defer the recognition of a portion of sales to distributors based on estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns, stock rotations and other known factors.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty costs are calculated on a percentage of revenue per month based on current actual warranty costs and return experience.

        Shipping and handling costs borne by us are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        We generate revenue through royalty agreements as a result of the use of our intellectual property. Royalty revenue is recognized as it is earned.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Advanced Replacement and Extended Warranty

        We offer our customers the option to purchase advanced replacement and extended warranty contracts either at the time the goods are shipped or at any time after shipment takes place. Many customers wait to purchase extended warranty coverage until their standard warranty period ends.

        Advanced replacement is a service we sell which provides customers with the benefit of having a replacement radio or modem shipped to them when a unit they own has been confirmed by us to be malfunctioning. When the customer receives the replacement radio or modem, they ship the malfunctioning unit back to us. We repair and keep the returned unit.

        Our standard warranty for customers generally varies between 12 and 36 months. Our extended warranty programs enable customers to continue to have repairs made as needed and customer support guidance beyond the standard warranty period.

  Training

        We earn a minimal portion of our total revenue from the sale of training services primarily to installation companies. Only in rare circumstances do we provide or sub-contract installation services (see below), as the customers to whom we sell microwave equipment outsource the installation to specialized companies. As a result, installation training revenue is generally not sold as a bundled service because it is sold to a different customer base. Further, any training that is provided is not essential to the functionality of our product offerings, and is thus considered an insignificant deliverable to the overall arrangement and is not considered a separate unit of accounting.

  Installation

        Periodically, a customer may request that we arrange for the installation of our equipment. Installations are performed by a third party service provider. In this case, a separate services agreement is created between us and the end-user of our equipment, and we sub-contract the installation to a qualified installer. Evidence that the revenue associated with the installation service represents the fair value of the offering is provided by the sub-contracted value of the installation.

        The revenue recognition concepts highlighted above have not changed as a result of our acquisition of Nokia's microwave transport business. Shipping terms through the Nokia OEM sales channel follow the Incoterms used by our other customers and do not include acceptance criteria.

Research and Development

        Our research costs are expensed as incurred. Our development costs are expensed as incurred unless we meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. We provide a valuation allowance against our deferred tax assets when we believe that it is more likely than not that the assets will not be realized.

        We determine whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is effectively established. We recognize accrued interest and penalties on unrecognized tax benefits as interest expense.

        We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on our financial position and results of operations.

ACCOUNTING POLICIES ADOPTED IN THE CURRENT FISCAL YEAR

Parent's Accounting for the Cumulative Translation Adjustment Upon Derecognition of Certain Subsidiaries or Groups of Assets Within a Foreign Entity or of an Investment in a Foreign Entity

        In March 2013, the FASB issued ASU 2013-05, "Foreign Currency Matters." ASU 2013-05 resolves the diversity in practice about whether Subtopic 810-10, "Consolidation-Overall", or Subtopic 830-30 "Foreign Currency Matters, Translation of Financial Statements", applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. In addition, the amendments in ASU 2013-05 resolve the diversity in practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity. ASU 2013-05 became effective for us on March 1, 2014. The adoption did not have an impact on our consolidated interim financial statements.

Obligations Resulting From Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date

        In February 2013, the FASB issued ASU No. 2013-04, "Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" ("ASU 2013-04"). ASU 2013-04 provides guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this ASU is fixed at the reporting date. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors as well as any additional amount the reporting entity expects to pay on behalf of its co-obligors. ASU 2013-04 also requires an entity to disclose the nature and amount of those obligations. The ASU became effective for us on March 1, 2014. The adoption did not have an impact on our consolidated interim financial statements.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2015
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists

        In June 2013, the FASB issued ASU No. 2013-11, "Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists". The amendments provide guidance on the presentation of unrecognized tax benefits and will better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. The amendments in this ASU became effective for us on March 1, 2014. The adoption did not have an impact on our consolidated interim financial statements.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the FASB issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In April 2015, the FASB decided to propose a one-year deferral of the effective date by one year for fiscal years beginning after December 15, 2017, with early adoption permitted. We are currently assessing the impact this amendment will have on our consolidated financial statements.

        In June 2014, the FASB issued ASU No. 2014-12, "Compensation — Stock Compensation". The amendments apply to reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target can be achieved after the requisite service period. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, early adoption permitted. We do not expect the adoption of this guidance to have a material effect on our consolidated financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements — Going Concern". The update provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, early adoption permitted. We do not expect the adoption of this guidance to have a material effect on our consolidated financial statements.

        In January 2015, the FASB issued ASU No. 2015-01, "Income Statement — Extraordinary and Unusual Items". The amendments objective is to simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, early adoption permitted. We do not expect the adoption of this guidance to have a material effect on our Consolidated Financial Statements.

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  Exhibit 99.2